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Exhibit 12.1

TRIUMPH GROUP, INC.

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six Months Ended September 30, 2009	Fiscal year ended March 31,
		2009	2008	2007	2006	2005
EARNINGS AS DEFINED
Income from continuing operations, before income taxes	$64,210	$135,865	$106,383	$74,004	$50,867	$25,664
Fixed charges	14,499	26,334	27,646	22,111	16,703	17,119

TOTAL EARNINGS, AS DEFINED	$78,709	$162,199	$134,029	$96,115	$67,570	$42,783

FIXED CHARGES, AS DEFINED
Interest expense	$8,171	$13,388	$14,351	$12,572	$11,753	$11,970
Interest portion of rental expenses	2,494	5,054	5,154	4,603	4,202	4,372
Amortization of capitalized expenses related to debt	840	1,685	2,289	2,287	748	777
Accretion of debt discount	2,994	6,207	5,852	2,649	—	—

TOTAL FIXED CHARGES, AS DEFINED	$14,499	$26,334	$27,646	$22,111	$16,703	$17,119

RATIO OF EARNINGS TO FIXED CHARGES	5.4	6.2	4.8	4.3	4.0	2.5

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  Exhibit 12.1
TRIUMPH GROUP, INC. Computation of Ratio of Earnings to Fixed Charges (in thousands)